Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three months ended March 31, 2023 and 2022

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents		$863,772	$913,730
Short-term investments		2,011	2,011
Trade and other receivables	5	43,312	48,696
Inventories	6	64,406	58,050
Prepaid expenses and other current assets		9,729	6,020
Total current assets		983,230	1,028,507
Non-current assets:
Property, plant and equipment	7	91,200	82,361
Intangible assets	8	4,797	5,214
Goodwill		64,268	64,268
Investments	9	66,315	66,357
Other non-current assets		370	370
Total assets		$1,210,180	$1,247,077
Liabilities and Equity
Current liabilities:
Trade and other payables	10	$37,017	$40,333
Deferred revenue	11	7,190	8,030
Provisions and other current liabilities	12	20,825	20,910
Current lease liabilities	13	3,991	3,895
Total current liabilities		69,023	73,168
Non-current liabilities:
Non-current lease liabilities	13	10,883	11,836
Deferred gain on finance lease liability	13	797	902
Provisions and other non-current liabilities	12	1,814	1,805
Employee future benefits		460	455
Total liabilities		82,977	88,166
Equity:
Share capital	14	2,421,042	2,420,396
Contributed surplus	14	302,188	300,764
Accumulated deficit		(1,594,677)	(1,560,759)
Foreign currency reserve		(1,350)	(1,490)
Total equity		1,127,203	1,158,911
Total liabilities and equity		$1,210,180	$1,247,077

See accompanying notes to condensed consolidated interim financial statements.
Subsequent events note 22.

Approved on behalf of the Board:

“Doug Hayhurst”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended March 31,
	Note	2023	2022

Revenues:
Product and service revenues	15	$13,345	$21,047
Cost of product and service revenues		18,896	21,255
Gross margin		(5,551)	(208)

Operating expenses:
Research and product development		25,697	21,112
General and administrative		6,477	6,237
Sales and marketing		3,863	2,824
Other expense	16	1,480	138
Total operating expenses		37,517	30,311

Results from operating activities		(43,068)	(30,519)
Finance income (loss) and other	17	10,294	(7,491)
Finance expense	17	(282)	(347)
Net finance income (loss)		10,012	(7,838)

Equity in loss of investment in joint venture and associates	9 & 18	(862)	(2,238)
Loss before income taxes		(33,918)	(40,595)

Income tax recovery		—	200
Net loss for the period		$(33,918)	$(40,395)

Other comprehensive income (loss):

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		140	(121)
Total comprehensive loss for the period		$(33,778)	$(40,516)

Basic and diluted loss per share
Loss per share for the period		$(0.11)	$(0.14)
Weighted average number of common shares outstanding		298,429,215	297,824,989

See accompany notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2022	298,394,203	$2,420,396	$300,764	$(1,560,759)	$(1,490)	$1,158,911

Net loss	—	—	—	(33,918)	—	(33,918)
DSUs redeemed (note 14)	31,736	194	(365)	—	—	(171)
RSUs redeemed (note 14)	41,202	203	(439)	—	—	(236)
Options exercised (note 14)	92,884	249	(87)	—	—	162
Share-based compensation (note 14)	—	—	2,315	—	—	2,315
Other comprehensive income:
Foreign currency translation for foreign operations	—	—	—	—	140	140
Balance, March 31, 2023	298,560,025	$2,421,042	$302,188	$(1,594,677)	$(1,350)	$1,127,203

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2021	297,700,295	$2,416,256	$297,819	$(1,387,579)	$1,721	$1,328,217
Onerous contracts provision (note 12)	—	—	—	(1,200)	—	(1,200)
Restated balance, December 31, 2021	297,700,295	2,416,256	297,819	(1,388,779)	1,721	1,327,017

Net loss	—	—	—	(40,395)	—	(40,395)
DSUs redeemed (note 14)	58,990	244	(997)	—	—	(753)
RSUs redeemed (note 14)	206,648	632	(3,043)	—	—	(2,411)
Options exercised (note 14)	138,740	697	(225)	—	—	472
Share-based compensation (note 14)	—	—	2,329	—	—	2,329
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	(121)	(121)
Balance, March 31, 2022	298,104,673	$2,417,829	$295,883	$(1,429,174)	$1,600	$1,286,138
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Three months ended March 31,
	Note	2023	2022
Cash provided by (used in):
Operating activities:
Net loss for the period		$(33,918)	$(40,395)
Adjustments for:
Depreciation and amortization		3,167	3,109
Unrealized loss on forward contracts		(490)	(347)
Equity in loss of investment in joint venture and associates	9 & 18	862	2,238
Net decrease (increase) in fair value of investment	17 & 21	456	8,574
Accretion on decommissioning liabilities	12	9	40
Employee future benefits		11	20
Employee future benefits plan contributions		(6)	(3)
Share-based compensation	14	2,315	2,329
Deferred income tax recovery		—	(200)
		(27,594)	(24,635)
Changes in non-cash working capital:
Trade and other receivables		5,218	(1,195)
Inventories		(6,356)	(6,002)
Prepaid expenses and other current assets		(3,219)	(3,097)
Trade and other payables		(4,715)	(6,942)
Deferred revenue		(840)	115
Warranty provision		951	68
		(8,961)	(17,053)
Cash used in operating activities		(36,555)	(41,688)

Investing activities:
Net decrease in short-term investments	21	—	1,010
Contributions to long-term investments	9	(869)	(2,456)
Additions to property, plant and equipment	7	(11,637)	(3,887)
Investment in other intangible assets	8	(11)	(300)
Investment in joint venture and associates	9 & 18	—	(3,279)
Contingent consideration related to acquisition of Ballard Motive Solutions	12	—	(4,800)
Cash used in investing activities		(12,517)	(13,712)

Financing activities:
Principal payments of lease liabilities	13	(947)	(802)
Net proceeds on issuance of share capital from stock option exercises	14	162	472
Cash used in financing activities		(785)	(330)

Effect of exchange rate fluctuations on cash and cash equivalents held		(101)	—

Decrease in cash and cash equivalents		(49,958)	(55,730)
Cash and cash equivalents, beginning of period		913,730	1,123,895
Cash and cash equivalents, end of period		$863,772	$1,068,165

Supplemental disclosure of cash flow information (note 19).
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.    Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2023 and 2022 comprise the Corporation and its subsidiaries.

2.    Basis of preparation:

(a)    Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those significant accounting policies followed in the most recent annual consolidated financial statements except as noted below, and therefore should be read in conjunction with the December 31, 2022 audited consolidated financial statements and the notes thereto.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on May 9, 2023.

(b)    Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•Financial assets classified as measured at fair value through profit or loss (FVTPL); and
•Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)    Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)    Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.    Basis of preparation (cont'd):

(d)    Use of estimates (cont'd):

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, employee future benefits, and fair value measurement. These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2022, except for fair value measurement (note 3).

(e)    Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to achieve its liquidity objective. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and contractual commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable.

The Corporation’s strategy to mitigate this uncertainty is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over cash operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.    Significant accounting policies:

The accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2022, except for fair value measurement.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Corporation has access at that date. The fair value of a liability reflects its non-performance risk.

A number of the Corporation’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.    Significant accounting policies (cont'd):

When one is available, the Corporation measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as “active” if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Corporation uses valuation techniques that maximise the use of relevant observable inputs and minimise the use of unobservable inputs. This involves developing estimates and assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible but this is not always available. In that case, management uses the best information available. Where they are available, the fair value of investments is based on observable market transactions. Estimated fair values may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

The best evidence of the fair value of a financial instrument (including other long-term investments) on initial recognition is usually the transaction price – i.e. the fair value of the consideration given or received. If the Corporation determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognised in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable date or the transaction is closed out.

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
Key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year include the following: revenue recognition, asset impairment, warranty provision, inventory provision, employee future benefits, and fair value measurement. These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2022, except for fair value measurement (note 3).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

5.    Trade and other receivables:

	March 31,	December 31,
	2023	2022
Trade accounts receivable	$22,592	$25,812
Other receivables	9,122	10,103
Contract assets	11,598	12,781
	$43,312	$48,696

Contract assets
Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at March 31, 2023 for engineering services and technology transfer services.

March 31,
Contract assets	2023
At January 1, 2022	$12,781
Additions to contract assets	1,782
Invoiced during the period	(2,965)
At March 31, 2023	$11,598

Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 21.

6.    Inventories:

During the three months ended March 31, 2023, the write-down of inventories to net realizable value including onerous contract adjustments amounted to $1,013,000 (2022 – $542,000) and the reversal of previously recorded write-downs and onerous contract adjustments amounted to $365,000 (2022 – $3,000), resulting in a net write-down of $648,000 (2022 – $539,000). Write-downs and reversals are included in either cost of product and service revenues or research and product development expense, depending upon the nature of inventory.

7.    Property, plant and equipment:

	March 31,	December 31,
	2023	2022
Property, plant and equipment owned	$79,997	$70,344
Right-of-use assets	11,203	12,017
	$91,200	$82,361

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

7.    Property, plant and equipment (cont'd):

Property, plant, and equipment owned:

	March 31,	December 31,
Net carrying amounts	2023	2022
Computer equipment	1,114	1,207
Furniture and fixtures	1,278	1,323
Leasehold improvements	1,516	1,550
Production and test equipment	76,089	66,264
	$79,997	$70,344

Right-of-use assets:

The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment, and vehicles (note 13).

	March 31,	December 31,
Net carrying amounts	2023	2022
Property	$10,659	$11,487
Equipment	106	116
Vehicle	438	414
	$11,203	$12,017

Depreciation expense on property, plant, and equipment is allocated to operating expense or cost of goods sold depending upon the nature of the underlying assets. For the three months ended March 31, 2023, amortization expense of $2,844,000 (2022 - $2,364,000) was recorded.

Additions to property, plant, and equipment assets in 2023 total $11,637,000 (2022 - $3,887,000).

8.    Intangible assets:

	March 31,	December 31,
	2023	2022
ERP management reporting software system	$2,375	$2,714
Intellectual property acquired from Ballard Motive Solutions	2,422	2,500
	$4,797	$5,214

		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2022	$78,677	$57,889	$20,788
Additions to intangible assets	550	—	550
Amortization expense		3,107	(3,107)
Impairment on intangible assets	—	13,017	(13,017)
At December 31, 2022	79,227	74,013	5,214
Additions to intangible assets	11	—	11
Amortization expense	—	428	(428)
At March 31, 2023	$79,238	$74,441	$4,797

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

8.    Intangible assets (cont'd):

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. For the three months ended March 31, 2023, amortization expense of $428,000 (2022 - $849,000) was recorded.

Additions to intangible assets in 2023 of $11,000 (2022 - $300,000) consist primarily of costs to enhance the capabilities of the ERP management reporting software system.

9.    Investments:

	March 31,	December 31,
	2023	2022
Investment in Weichai Ballard JV	$23,571	$24,026
Investment in Synergy Ballard JVCo	—	—
Investment in Forsee Power	17,728	18,470
Investment in Wisdom Motor	10,000	10,000
Investment in Quantron AG	5,438	5,333
Investment in HyCap Fund I SCSp	9,086	7,963
Investment in Clean H2 Fund	492	565
	$66,315	$66,357

For the three months ended March 31, 2023, the Corporation recorded $862,000, (2022 - $2,238,000) in equity loss of investment in JV and associates, comprising of equity loss in Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV") of $862,000 (2022 - $2,238,000) and equity loss in Guangdong Synergy Ballard Hydrogen Power Co., Ltd. ("Synergy Ballard JVCo") of $nil (2022 - $nil).

Investment in Weichai Ballard JV

	March 31,	December 31,
Investment in Weichai Ballard JV	2023	2022
Beginning balance	$24,026	$28,982
Capital contribution to JV	—	9,272
Recognition of 49% profit on inventory not yet sold to third party, net	166	549
Equity in loss	(862)	(11,599)
Cumulative translation adjustment due to foreign exchange	241	(3,178)
Ending balance	$23,571	$24,026
Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. During the three months ended March 31, 2023, the Corporation made committed capital contributions of $nil (2022 - $3,279,000 (RMB 20,825,000 equivalent)) to Weichai Ballard JV.
The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of March 31, 2023, adjusted for foreign exchange differences, the application of the Corporation's accounting policies and the Corporation's incorporation costs.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.    Investments (cont'd):
Investment in Weichai Ballard JV (cont'd)

	March 31,	December 31,
	2023	2022
Percentage ownership interest (49%)
Current assets	$80,607	$80,088
Non-current assets	164	2,618
Current liabilities	(22,840)	(23,460)
Non-current liabilities	(2,230)	(2,314)
Net assets (100%)	55,701	56,932
Corporation's share of net assets (49%)	27,293	27,895
Incorporation costs	324	324
Elimination of unrealized profit on downstream sales, net of sales to third party	(4,046)	(4,193)
Carrying amount of investment in Weichai Ballard JV	$23,571	$24,026

	Three months ended March 31,
	2023	2022
Revenue (100%)	$538	$4,190
Net loss (100%)	1,760	4,568
Corporation's share of net loss (49%)	$862	$2,238

Investment in Synergy Ballard JVCo

	March 31,	December 31,
Investment in Synergy Ballard JVCo	2023	2022
Beginning balance	$—	$—
Recognition of 10% profit on inventory sold to third party, net	—	18
Equity in loss	—	(18)
Ending balance	$—	$—

Synergy Ballard JVCo is an associate in which the Corporation has significant influence and a 10% ownership interest.
Other Long-term Investments

In addition to the above equity-accounted investments, the Corporation has also acquired ownership interest in various other investments.

	December 31,		Change in Fair	March 31,
Net carrying value	2022	Contributions	Value	2023
Investment in Forsee Power	$18,470	$—	$(742)	$17,728
Investment in Wisdom Motor	10,000	—	—	10,000
Investment in Quantron AG	5,333	1	104	5,438
Investment in HyCap Fund I SCSp	7,963	868	255	9,086
Investment in Clean H2 Fund	565	—	(73)	492
	$42,331	$869	$(456)	$42,744

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.    Investments (cont'd):
Other Long-term Investments (cont'd)

	December 31,		Change in Fair	March 31,
Net carrying value	2021	Contributions	Value	2022
Investment in Forsee Power	$33,335	$—	$(8,398)	$24,937
Investment in HyCap Fund I SCSp	7,636	899	(199)	8,336
Investment in Clean H2 Fund	339	1,557	9	1,905
	$41,310	$2,456	$(8,588)	$35,178

During the three months ended March 31, 2023, changes in fair value and foreign exchange adjustments for long-term investments totalling $456,000 (2022 - $8,588,000) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive loss and included in finance loss and other (note 17).

Investment in Forsee Power

In October 2021, the Corporation acquired a non-controlling 9.77% equity interest in Forsee Power SA ("Forsee Power"), a French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport.

For the three months ended March 31, 2023, changes in fair value and foreign exchange adjustments totalling $742,000 (2022 - $8,398,000) were recognized as an unrealized loss in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 17), resulting in net fair value investment in Forsee Power of $17,728,000 as of March 31, 2023, compared to net fair value of $18,470,000 as of December 31, 2022.

Investment in Wisdom Motor

In June 2022, the Corporation acquired a non-controlling 7.169% interest in Wisdom Group Holdings Ltd. ("Wisdom Motor"), a Cayman Island holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles.

For the three months ended March 31, 2023, changes in fair value and foreign exchange adjustments totalling $nil (2022 - $nil) were recognized as an unrealized gain (loss), respectively, in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 17), resulting in net fair value investment in Wisdom Motor of $10,000,000 as of March 31, 2023, compared to net fair value of $10,000,000 as of December 31, 2022.

Investment in Quantron AG

In September 2022, the Corporation invested €5,000,000 and acquired a non-controlling 1.89% in Quantron AG, a global electric vehicle integrator and an emerging specialty OEM, to accelerate fuel cell truck adoption. In March 2023, the Corporation made a nominal cash contribution of $1,000 to exercise its option to purchase an additional 793 shares. As part of this option, the Corporation made the required additional contribution of €3,000,000 in April 2023, resulting in a non-controlling ownership interest of 3% in Quantron AG as of April 30, 2023.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.    Investments (cont'd):
Other Long-term Investments (cont'd)

Investment in Quantron AG (cont'd)

For the three months ended March 31, 2023, changes in fair value and foreign exchange adjustments totalling $104,000 (2022 - $nil) were recognized as an unrealized gain in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 17), resulting in net fair value investment in Quantron AG of $5,438,000 as of March 31, 2023, compared to net fair value of $5,333,000 as of December 31, 2022.

Investment in Hydrogen Funds

HyCap Fund

In August 2021, the Corporation invested in HyCap Fund I SCSp (“HyCap”), a special limited partnership registered in Luxembourg. In the three months ended March 31, 2023, the Corporation made additional contributions of £724,000 ($868,000) (2022 - £687,000 ($899,000)) for total contributions of £7,940,000 ($10,403,000).

For the three months ended March 31, 2023, changes in fair value and foreign exchange adjustments totalling $255,000 and (2022 - $(199,000)) were recognized as an unrealized gain (loss) in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 17), resulting in net fair value investment in HyCap of $9,086,000 as of March 31, 2023, compared to net fair value of $7,963,000 as of December 31, 2022.

Clean H2 Infrastructure Fund

In December 2021, the Corporation invested in Clean H2 Infrastructure Fund I ("Clean H2"), a special limited partnership registered in France. In the three months ended March 31, 2023, the Corporation made additional contributions of $nil (2022 - €1,416,000 ($1,557,000)) for total contributions of €996,000 ($1,143,000).

For the three months ended March 31, 2023, changes in fair value and foreign exchange adjustments totalling ($73,000) (2022 - $9,000) were recognized as an unrealized gain (loss) in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 17), resulting in net fair value investment in Clean H2 of $492,000 as of March 31, 2023, compared to net fair value of $565,000 as of December 31, 2022.

10.    Trade and other payables:

	March 31,	December 31,
	2023	2022
Trade accounts payable	$18,914	$20,440
Compensation payable	11,571	13,248
Other liabilities	5,602	6,059
Taxes payable	930	586
	$37,017	$40,333

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

11.    Deferred revenue:

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	March 31,	December 31,
Deferred revenue	2023	2022
Beginning balance	$8,030	$12,109
Additions to deferred revenue	2,108	21,650
Revenue recognized during the period	(2,948)	(25,729)
Ending balance	$7,190	$8,030

12.    Provisions and other liabilities:

	March 31,	December 31,
	2023	2022
Restructuring provision	$285	$137
Warranty provision	12,278	11,327
Onerous contracts provision	4,200	4,400
Contingent consideration	2,078	2,078
Legal provision	1,984	$2,968
Current	$20,825	$20,910

Decommissioning liabilities provision	$1,814	$1,805
Non-Current	$1,814	$1,805

Onerous Contracts Provision

On completion of a review of the Corporation's "open" contracts as of December 31, 2021, it was determined that on adoption of the Amendments to IAS 37 on January 1, 2022, additional onerous contract costs of $1,200,000 were recognized as an opening balance adjustment to accumulated deficit. As of March 31, 2023, total onerous contract costs of $4,200,000 have been accrued in provisions and other current liabilities.
The Corporation will continue to review open contracts on a quarterly basis to determine if any ongoing or new contracts become onerous, and if any of the underlying conditions or assumptions change which would require an adjustment to the accrued provision.
Contingent Consideration

As part of the acquisition of Ballard Motive Solutions in November 2021, total consideration included earn-out cash consideration payable by the Corporation, based on the achievement of certain performance milestones over a three year period from the acquisition date. As part of the post-acquisition restructuring of operations at Ballard Motive Solutions in the UK, there was a change in estimate in the fair value of contingent consideration in the fourth quarter of fiscal 2022 due to changes in expectation of achieving milestones. The contingent consideration provision now comprises the last remaining milestone at its estimated value of $2,078,000.
During the three months ended March 31, 2023, the Corporation made cash payments totalling $nil (2022 – $4,800,000) for successful achievement of certain performance milestones.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

12.    Provisions and other liabilities (cont'd):

Legal provision

As part of the post-acquisition restructuring of operations at Ballard Motive Solutions, the Corporation recorded a legal provision for various contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of expected recoveries. As at December 31, 2022, costs totalling $2,968,000 were accrued in other operating expense. During the three months ended March 31, 2023, the Corporation made cash payments totalling $1,033,000 (2022 – $nil), resulting in a legal provision of $1,984,000 as at March 31, 2023.
Other: Decommissioning liabilities

    A provision for decommissioning liabilities for the Corporation’s head office building is related to estimated site restoration obligations at the end of the lease term. As at March 31, 2023, total decommissioning liabilities amounted to $1,814,000 (December 31, 2022 - $1,805,000), resulting from accretion of $9,000 (2022 - $40,000).

13.    Lease liability:

The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 2.95% to 8.28% per annum and expire between December 2023 and June 2032.

	March 31,	December 31,
	2023	2022
Property	$3,826	$3,743
Equipment	40	39
Vehicle	125	113
Lease Liability, Current	$3,991	$3,895

Property	$10,543	$11,505
Equipment	64	73
Vehicle	276	258
Lease Liability, Non-Current	$10,883	$11,836

Lease Liability	$14,874	$15,731

During the three months ended March 31, 2023, the Corporation made principal payments on lease liabilities totalling $947,000 (2022 - $802,000). The Corporation is committed to future minimum lease payments (comprising principal and interest) as follows:

Maturity Analysis	March 31,
2023
Less than one year	$4,909
Between one and five years	11,674
More than five years	528
Total undiscounted lease liabilities	$17,111

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.    Lease liability (cont'd):

Deferred gains on closing of finance lease agreements are amortized over the lease term. At March 31, 2023, the outstanding deferred gain was $797,000 (December 31, 2022 – $902,000).

14.    Equity:

	Three months ended March 31,
	2023	2022
Option Expense	$1,284	$1,453
DSU Expense	110	138
RSU Expense	921	738
Total Share-based Compensation	$2,315	$2,329

(a)    Share capital:

At March 31, 2023, 298,560,025 common shares were issued and outstanding.
(b)    Share options:

Options for common shares
At January 1, 2023	4,807,620
Options exercised	(92,884)
Options cancelled	(58,834)
At March 31, 2023	4,655,902
During the three months ended March 31, 2023, compensation expense of $1,284,000 (2022 – $1,453,000) was recorded in net loss, based on the grant date fair value of the options recognized over the vesting period.
During the three months ended March 31, 2023, 92,884 (2022 – 138,740) options were exercised for a equal amount of common shares for proceeds of $162,000 (2022 – $472,000).
    As at March 31, 2023, options to purchase 4,655,902 common shares were outstanding (2022 - 4,894,198).
(c)    Deferred share units:

DSUs for common shares
At January 1, 2023	709,680
DSUs granted	19,728
DSUs exercised	(65,499)
At March 31, 2023	663,909

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share, net of statutory tax withholdings, after the director or executive ceases to provide services to the Corporation.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.    Equity (cont'd):

During the three months ended March 31, 2023, $110,000 (2022 - $138,000) of compensation expense was recorded in net loss relating to 19,728 (2022 - 11,886) DSUs granted during the period.

During the same period, 65,499 (2022 - 126,862) DSUs were exercised, net of applicable taxes, which resulted in in the issuance of 31,736 common shares (2022 - 58,990), resulting in an impact on equity of $171,000 (2022 - $753,000).

As at March 31, 2023, 663,909 deferred share units were outstanding (2022 - 641,247).

(d)    Restricted share units:

RSUs for common shares
At January 1, 2023	1,002,080
RSUs granted	2,196,689
RSUs exercised	(87,923)
RSUs forfeited	(256,132)
At March 31, 2023	2,854,714

Restricted share units (“RSUs”) are granted to certain employees and executives. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria and/or market criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted.

During the three months ended March 31, 2023, compensation expense of $921,000 (2022 – $738,000) was recorded in net loss.

During the three months ended March 31, 2023, 87,923 RSUs (2022 - 440,953) were exercised, net of applicable taxes, which resulted in the issuance of 41,202 common shares (2022 - 206,648) resulting in an impact on equity of $236,000 (2022 - $2,411,000).
As at March 31, 2023, 2,854,714 restricted share units were outstanding (2022 - 884,751).

15.    Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in the Corporation's consolidated financial statements as at and for the year ended December 31, 2022. However, the Corporation has updated the classification and presentation of revenue by market application in the table below. Revenues from the delivery of services, including technology solutions, after sales services and training, are included in each of the respective markets. The Corporation's revenue is derived from contracts with customers.

In the following table, revenue is disaggregated by geographical market (based on location of customer), by market application, and by timing of revenue recognition.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

15.    Disaggregation of revenue (cont'd):

	Three months ended March 31,
	2023	2022
Geographical markets
China	$1,181	$3,252
Europe	8,442	9,570
North America	3,653	4,437
Rest of World	69	3,788
	$13,345	$21,047
Application
Bus	$2,900	$4,037
Truck	2,396	3,499
Rail	1,783	1,744
Marine	1,659	523
HD Mobility Subtotal	$8,738	$9,803
Stationary	2,466	5,816
Emerging Markets	2,141	5,428
	$13,345	$21,047
Timing of revenue recognition
Products transferred at a point in time	$8,711	$12,579
Products and services transferred over time	4,634	8,468
	$13,345	$21,047

16.    Other expense:

	Three months ended March 31,
	2023	2022
Acquisition-related costs	$658	$118
Restructuring costs	822	20
	$1,480	$138

Acquisition related costs of $658,000 for the three months ended March 31, 2023 (2022 - $118,000) consist primarily of legal, advisory, and transaction-related costs incurred on ongoing corporate development activity.

Restructuring expense of $822,000 for the three months ended March 31, 2023 (2022 - $20,000) relates primarily to cost reduction initiatives.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.    Finance income and expense:

	Three months ended March 31,
	2023	2022
Employee future benefit plan expense	$(22)	$(107)
Investment income	10,566	1,090
Mark-to-market loss on financial assets (notes 9 & 21)	(456)	(8,574)
Foreign exchange gain	206	200
Government levies	—	(100)
Finance income (loss) and other	$10,294	$(7,491)
Finance expense	$(282)	$(347)

18.    Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investees: Weichai Ballard JV and Synergy Ballard JVCo (note 9).

For the three months ended March 31, 2023, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

	March 31,	December 31,
Balances with related party - Weichai Ballard JV	2023	2022
Trade and other receivables	$13,639	$13,320
Investments	23,571	24,026
Deferred revenue	2,031	2,095

	Three months ended March 31,
Transactions during the period with Weichai Ballard JV	2023	2022
Revenues	$1,011	$3,253
Cost of goods sold and operating expense	608	247

For the three months ended March 31, 2023, related party transactions and balances with the Corporation's 10% owned equity accounted investee, Synergy Ballard JVCo, were as follows:

	March 31,	December 31,
Balances with related party - Synergy Ballard JVCo	2023	2022
Trade and other receivables	$99	$99
Investments	—	—
Deferred revenue	—	—

	Three months ended March 31,
Transactions during the period with Synergy Ballard JVCo	2023	2022
Revenues	$—	$—

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

19.    Supplemental disclosure of cash flow information:

	Three months ended March 31,
Non-cash financing and investing activities:	2023	2022
Compensatory shares	$396	$876

20.    Operating segments:

The Corporation operates in a single operating segment, Fuel Cell Products and Services, which consists of the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). The delivery of services, including technology solutions, after sales service and training, are included in each of the respective markets.

For the year 2023, the Corporation has updated the classification and presentation of revenue by market application (note 15).

21.    Financial Instruments:

(a)    Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, investments, and trade and other payables. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Short-term investments comprise term deposits with terms of greater than 90 days and a previously held investment in a Danish public company held by Ballard Power Systems Europe ("BPSE"). During the twelve months ended December 31, 2022, the Corporation sold its remaining Green Hydrogen shares for net proceeds of $1,010,000.

Long-term investments (note 9) comprise newly-created hydrogen infrastructure and growth equity funds: HyCap Fund and Clean H2 Fund, and an investment in Forsee Power, Wisdom Motor and Quantron AG, as well as equity-accounted investments. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 17). During the three months ended March 31, 2023, the Corporation recognized net mark to market and foreign exchange losses of $456,000 (2022 - $8,574,000).

	March 31,	December 31,
Increase (decrease) in fair value due to MTM and foreign exchange	2023	2022
Short-term investment - Green Hydrogen	$—	$15
Long-term investment - Forsee Power	(742)	(14,865)
Long-term investment - Wisdom Motor	—	—
Long-term investment - Quantron AG	104	150
Long-term investment - HyCap Fund	255	(1,597)
Long-term investment - Clean H2 Fund	(73)	(580)
Decrease in fair value of investments	$(456)	$(16,877)

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

21.    Financial Instruments (cont'd):
(b)    Credit risk:
IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.

As a result of this review for the three months ended March 31, 2023, the Corporation did not recognize any additional estimated ECL impairment losses.

22.    Subsequent events:

The Corporation has recently entered into an agreement to sell its 10% interest in Synergy Ballard JVCo to the Synergy Group for nominal consideration. The transaction is expected to close in the first half of 2023.